UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of September 2010
Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

7 Reid Street
4th Floor
Hamilton, HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82        .

EXPLANATORY NOTE

This Form 6-K/A amends the report on Form 6-K filed June 2, 2010 by Brookfield Infrastructure Partners L.P. (the “Company”) for the sole purpose of incorporating by reference Exhibits 99.1 and 99.2 from this report into the Company’s F-3 Registration Statement (File No. 333-163952) that was filed with the Securities and Exchange Commission (the “Commission”) with an effective date of December 23, 2009.

This Form 6-K/A amends the five reports on Form 6-K filed on August 4, 2010, August 4, 2010, August 20, 2010, August 20, 2010 and August 23, 2010 by the Company for the sole purpose of incorporating by reference Exhibit 99.1 from each of these respective reports and Exhibit 99.2 from the report filed on August 23, 2010 into the Company’s F-3 Registration Statement (File No. 333-163952) that was filed with the Commission with an effective date of December 23, 2009 and into the Company’s F-3D Registration Statement (File No. 333-167860) that was filed with the Commission with an effective date of June 29, 2010.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: September 21, 2010	By:	/s/ Alexander A J Erskine
Name: Alexander A J Erskine
Title: Director

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